UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 4, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Norsk Hydro Oil and Energy to reorganize and reduce number of man-years

Oslo(2003-01-29): The management of Hydro Oil and Energy have decided to reorganize the exploration operation and announce that this will involve a reduction in the total number of man-years of around 300 consultants and permanent employees.

"We are taking these measures to strengthen the company's competitive position. These changes need to be made, and will result in a better organization in relation to the tasks Hydro has ahead. Fewer prospective development tasks and the transfer of the Tampen operatorship make it necessary to reduce manning levels," says Hydro Oil and Energy executive vice president Tore Torvund.

Reorganization of Hydro's exploration operation

"Hydro will bring together its national and international exploration expertise in a new unit. This will allow us to use our exploration expertise for new opportunities arising from our global portfolio. The unit will be based in Hydro's offices at Kjørbo outside Oslo," says Torvund.

The changes to the exploration organization will result in a reduction of just under 50 technical positions. The exploration units at all of Hydro's external offices will be reduced as a result.

The remainder of the manning reduction will take place in other parts of Hydro Oil and Energy.

"Most of the reduction in man-years will be in connection with the completion of development and drilling projects, but the whole operation will be affected by the organizational changes we will now implement," says Torvund.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

February 4, 2003